UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF THE

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Nestor Forster Jr.

Chargé d’Affaires

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

Nicolas Grabar

Juan G. Gíraldez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

ITEM 1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

ITEM 2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Totals to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Federative Republic of Brazil (“Brazil” or the “Republic”) as of December 31, 2020, was R$5,793,3 billion.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

The external funded debt of Brazil as of December 31, 2020, was US$57.2 billion.

External funded debt of the registrant(1)

(In Millions of Currency of Denomination)

	As of December 31, 2020
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	1,191	44,568	45,759
Inter-American Development Bank (IDB)	607	0	607
International Bank for Reconstruction and Development (“World Bank”) (IRDB)	501	0	501
Others	82	44,568	44,650
Repayable in Japanese Yen	14	0	14
Repayable in Euro	4	2,580	2,584
Repayable in U.S. Dollars linked to R$	0	2,227	2,227
IMF Special Drawing Rights	4,158	0	4,158

(1)	Includes debt incurred by the Central Bank of Brazil (Banco Central do Brasil or the “Central Bank”).

Source: Central Bank

ITEM 3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Tables No. 37, 38 and 39 of Exhibit D.

ITEM 4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

None.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(1) Total amount otherwise outstanding.

Not applicable.

(a) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of Brazil as of December 31, 2020, was R$1,346.27 billion.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

External floating debt of the registrant(1)

(In Millions of Currency of Denomination)

	As of December 31, 2020
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	172	2,858	3,030
Repayable in Japanese Yen	2	0	2
Repayable in Euro	4	1,743	1,746
Repayable in U.S. Dollars linked to Brazilian Real	0	6	6

(1)	Includes debt incurred by Central Bank.

Source: Central Bank

ITEM 6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Tables No. 3 and 4 of Exhibit D.

ITEM 7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Not applicable.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

ITEM 8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to Table No. 30 of Exhibit D.

ITEM 9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to Tables No. 21 through 26 of Exhibit D.

ITEM 10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments).

Reference is made to Table No. 19 of Exhibit D.

This annual report comprises:

(a) Pages numbered 1 to 5, consecutively.

(b) The following exhibits:	Exhibit A:	None

	Exhibit B:	None

	Exhibit C:	Federal Expenditure Budget for 2021 (in Portuguese)—(P)(Rule 311)

	Exhibit D:	Current Description of the Republic

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

(P) Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Federative Republic of Brazil, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 6th day of August, 2021.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ FABIANI FADEL BORIN
	Name:	Fabiani Fadel Borin
	Title:	Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
C:	Copy of the 2021 Annual Budget of the Republic	(P)(Rule 311)
D:	Current Description of the Republic	D-1

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.